                                                                   EXHIBIT 20(i)

[MOORE LOGO]
                                                                    NEWS RELEASE


                    MOORE SECOND QUARTER RESULTS SURPASS PLAN
                    -----------------------------------------

          Normalized loss of $0.06 per share versus $0.14 loss in 2000

                       Results beat expectations by $0.02

        Company forecasts return to profitability in second half of year

            Sees additional cost savings opportunities in 2001 & 2002


TORONTO, ON and STAMFORD, CT (July 25, 2001) - Moore Corporation Limited (TSE,
NYSE: MCL) today announced substantially improved second quarter normalized results (actual results less restructuring and other non-recurring charges) for the quarter ending June 30, 2001.

On a normalized basis, the Corporation incurred a net loss of $5.0 million for the second quarter 2001, or a loss of $0.06 per share. This compares favorably to a normalized 2000 second quarter net loss of $12.6 million, or a loss per share of $0.14. Normalized operating income grew to $3.9 million in the second quarter 2001 versus a loss of $13.0 million for the same period a year ago as the cost containment initiatives continue to drive results.

Moore continued to generate stronger operating cash flow as normalized EBITDA (operating income plus depreciation and amortization) increased 132.6% to $32.8 million in the quarter versus $14.1 million in the same period last year. Importantly the company's normalized free cash flow (EBITDA less cash interest, cash taxes, dividends, and capital expenditures) improved dramatically in the second quarter as the company produced positive free cash flow of approximately $13.2 million versus negative free cash flow of $31.6 million in the second quarter of 2000.

Sales for the quarter were $532.5 million compared to $550.4 million in the same period in 2000. The company's revenues decline was primarily a result of the first quarter 2001 divestiture of Colleagues, and the company's decision to exit certain unprofitable accounts as well as the devaluation of foreign currencies. This decline was partially offset by solid organic growth in the company's core businesses, Forms and Labels, and the Integrated Business Solutions Group of



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approximately 4% year over year, continuing the sales improvement that started in the first quarter of this year.

Moore also reported improved normalized results for the first six months of 2001. On a normalized basis, the company reported a net loss of $12.2 million, or a loss of $0.14 per share. This compares favorably to a normalized 2000 first half net loss of $23.0 million, or a loss of $0.26 per share. Normalized operating income grew to $4.5 million in the first half versus a loss of $24.9 million in the same period a year ago.

Normalized EBITDA for the first six months was $62.1 million up 110.5% from the $29.5 million in the same period last year. Revenues for the first half ended June 30, 2001 were $1.11 billion compared to $1.13 billion in 2000 a result of the previously discussed divestiture of Colleagues, the exit of certain unprofitable accounts and the devaluation of foreign currencies. This decline was generally offset by solid organic growth in the company's core businesses, Forms and Labels, and the Integrated Business Solutions Group of approximately 4.5% year over year.

ROBERT G. BURTON, PRESIDENT AND CHIEF EXECUTIVE OFFICER STATED:

"Our second quarter results clearly reflect the early success of our cost containment programs, our financial discipline and our product line and cross-selling strategies. We are aggressively controlling costs; focusing on waste and productivity, targeting our sales efforts and implementing a targeted cross-selling initiative that opens our vast product offerings to all of our customers. We are focused on improving our operating margins and building the framework of being the low cost, one stop shopping solution for our customers."

"We continue to see additional opportunities to take costs out of our business in the second half of 2001, in 2002 and 2003. Specifically, we have developed a framework of purchasing and manufacturing initiatives that will help drive additional costs out of our business both today and in the coming years."

MR. BURTON CONTINUED:

"Coupled with the tremendous progress made operationally, I am very excited about the dramatic improvement that has been made in regard to working capital management. Since we arrived in December, we have markedly improved our DSO's, inventory turns, and initiated an aggressive focus on the accounts payable and receivables operations as well as the control of cash. All of these efforts are resulting in a dramatic turnaround in free cash flow while simultaneously reducing excess working capital. We expect continued improvement in the back



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half of the year and expect to be able to return the company to profitability before year end with the many initiatives underway."

Consistent with our reorganization plan, the company recorded restructuring and other related charges totaling $55.4 million net of tax. These second quarter charges can be characterized into three categories including:

o   Restructuring costs of $36.7 million

o   Non-cash charges related to asset impairment of $14.8 million

o   Other nonrecurring one time charges of $3.9 million

These charges are in support of the company's strategic initiatives to reduce headcount, divest of non-performing assets and generate over $100 million of cost savings.

All of these charges are excluded from actual earnings to arrive at normalized results.

BURTON CONCLUDED:

"In January we embarked on a year long restructuring initiative designed to position the company to meet the needs of both our customers and shareholders and at the same time set the framework for future growth. I am pleased with the progress to date and I look forward to having all restructuring charges behind us by year's end."

"Though the economy has been a challenge during the first half of the year, our job is, and always will be to manage the company without excuses and to live up to the commitments we have made to customers, shareholders and employees. By matching costs with our revenues we will meet challenges head on. I believe that we have many opportunities in front of us. We are disciplined and focused on what needs to occur in the business. We will continue to walk away from unprofitable revenue as we look to grow our bottom line. We will continue to focus on our core printing operations with a focus of acquiring complementary businesses that support our cross selling initiatives and that add value. We will strategically divest businesses that do not support our core structure. Most of all we will remain focused on delivering results for customers and shareholders."

                  SUMMARY OF SECOND QUARTER NORMALIZED RESULTS

o Sales in the second quarter 2001 of $532.5 million compared to sales of $550.4 million in second quarter 2000.

o  S,G&A margin of 24.6%, improved from 26.0%

o Income from operations of $3.9 million in the quarter compared to loss from operations of $13.0 million for the same period in 2000.

o Net loss for the second quarter 2001 was $5.0 million or $ 0.06 per share compared to net loss of $12.6 million or $0.14 per share for second quarter 2000.

o EBITDA (operating income plus depreciation and amortization) of $32.8 million versus $14.1 million in the same period last year.


                    SUMMARY OF FIRST HALF NORMALIZED RESULTS

o Sales in the first half 2001 of $1.11 billion compared to sales of $1.13 billion in the first six months of 2000.

o  S,G&A margin of 25.0%, improved from 26.0%

o Income from operations of $4.5 million in the first half compared to loss from operations of $24.9 million for the same period in 2000.

o Net loss for the first half 2001 was $12.2 million or a loss of $ 0.14 per share compared to net loss of $23.0 million or a loss of $0.26 per share for first half 2000.

o EBITDA (operating income plus depreciation and amortization) of $62.1 million versus $29.5 million in the same period last year.


Moore Corporation Limited will hold a conference call on Thursday July 26, 2001 at 10:00am EDT to discuss second quarter results. The call will be webcast at Moore.com under the Investor Overview section.



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


                            MOORE CORPORATION LIMITED
                       CONSOLIDATED STATEMENT OF EARNINGS
                       ADJUSTED FOR NORMALIZED OPERATIONS
         In thousands of dollars of U.S. Dollars, except for share data

                                                  Three Months Ended                  Six Months Ended
                                                        June 30                           June 30
                                              --------------------------      ------------------------------
                                                   2001             2000             2001               2000
                                              ---------        ---------      -----------        -----------
Sales                                         $ 532,526        $ 550,406      $ 1,106,722        $ 1,127,270

Cost of sales                                   368,757          393,362          768,480            804,888

Selling, general and administrative expenses    130,933          142,982          276,126            292,871

Depreciation & amortization                      28,966           27,062           57,595             54,440
                                              ---------        ---------      -----------        -----------
                                                528,656          563,406        1,102,201          1,152,199
                                              ---------        ---------      -----------        -----------

Income (loss) from operations                     3,870          (13,000)           4,521            (24,929)

Investment and other income                         152            1,148              777              1,156

Interest expense                                  7,034            6,460           14,273             12,235
                                              ---------        ---------      -----------        -----------
Earnings before tax and minority interest        (3,012)         (18,312)          (8,975)           (36,008)

Income tax expense (recovery)                     1,472           (6,130)           2,338            (13,702)

Minority interests                                  491              364              913                713
                                              ---------        ---------      -----------        -----------
Net earnings (loss)                           $  (4,975)       $ (12,546)     $   (12,226)       $   (23,019)
                                              =========        =========      ===========        ===========

Earnings (loss) per share                        ($0.06)          ($0.14)          ($0.14)            ($0.26)

Average shares outstanding                       88,457           88,457           88,457             88,457



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


                            MOORE CORPORATION LIMITED
                       CONSOLIDATED STATEMENT OF EARNINGS
                       ADJUSTED FOR NORMALIZED OPERATIONS
                       For The Quarter Ended June 30, 2001
         In thousands of dollars of U.S. Dollars, except for share data


                                                                   ADJUSTMENTS
                                                                  TO NORMALIZE
                                              --------------------------------------------------------
                                               ACTUAL             RESTRUCTURING            NORMALIZED
                                                                AND OTHER CHARGES
                                              --------------------------------------------------------
Sales                                         $532,526                   -                  $532,526

Cost of sales                                  368,757                   -                  368,757

Selling, general and administrative
expenses                                       134,806                (3,873)               130,933

Provision for (recovery of)
Restructuring costs                             36,723                (36,723)                  -

Depreciation and amortization                   43,761                (14,795)               28,966
                                              --------------------------------------------------------
                                               584,047                (55,391)              528,656
                                              --------------------------------------------------------
Income (loss) from operations                  (51,521)                55,391                 3,870

Investment and other income                      152                     -                    152

Interest expense                                7,034                    -                   7,034
                                              --------------------------------------------------------

Earnings before tax and Minority interest      (58,403)                55,319               (3,012)
                                              --------------------------------------------------------

Income tax expense (recovery)                   1,472                    -                   1,472

Minority interests                               491                     -                    491
                                              --------------------------------------------------------

Net earnings (loss)                          $ (60,366)              $ 55,391              $ (4,975)
                                              --------------------------------------------------------

Earnings (loss) per share                      ($0.68)                 $0.62                ($0.06)
                                              --------------------------------------------------------

Average shares outstanding  (in thousands)      88,457                 88,457                88,457
                                              --------------------------------------------------------


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


                            MOORE CORPORATION LIMITED
                       CONSOLIDATED STATEMENT OF EARNINGS
                       ADJUSTED FOR NORMALIZED OPERATIONS
                  For The First Six Months Ended June 30, 2001
         In thousands of dollars of U.S. Dollars, except for share data

                                                                      Adjustments to Normalize
                                        ------------------------------------------------------------------------------------
                                                      Restructuring
                                                        and other
                                          Actual         charges      Divestitures     Pension      Phoenix       Normalized
                                        ------------------------------------------------------------------------------------
Sales                                   $1,106,722          -               -             -            -          $1,106,722

Cost of sales                             829,689           -               -         (61,209)         -            768,480

Selling, general and administrative
expenses                                  321,748        (4,816)            -         (40,806)         -            276,126

Provision for (recovery of)
restructuring costs                       103,374       (103,374)           -             -            -               -

Depreciation and amortization             132,746        (26,871)           -             -        (48,280)         57,595
                                        ------------------------------------------------------------------------------------
                                         1,387,557      (135,061)           -         (102,015)    (48,280)        1,102,201
                                        ------------------------------------------------------------------------------------
Income (loss) from operations            (280,835)       135,061            -          102,015      48,280           4,521
                                        ------------------------------------------------------------------------------------

Investment and other income               (2,430)           -             3,207           -            -              777

Interest expense                          14,273            -               -             -            -            14,273
                                        ------------------------------------------------------------------------------------
Earnings before taxes
and minority interest                    (297,538)       135,061          3,207        102,015      48,280          (8,975)
                                        ------------------------------------------------------------------------------------

Income taxes expense (recovery)          (36,625)           -            (3,935)       40,295        2,603           2,338
Minority interests                          913             -               -             -            -              913
                                        ------------------------------------------------------------------------------------

Net Earnings (loss)                      ($261,826)      $135,061         $7,142       $61,720      $45,677        ($12,226)
                                        ------------------------------------------------------------------------------------
Earnings per share                         ($2.96)         $1.52          $0.08         $0.70        $0.52          ($0.14)
                                        ------------------------------------------------------------------------------------

Average Shares outstanding
(thousands)                               88,457          88,457         88,457        88,457       88,457          88,457
                                        ------------------------------------------------------------------------------------



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                                       ###

Moore Corporation Limited is an international provider of products and services that help companies communicate through print and digital technologies. As a leading supplier of document formatted information, print outsourcing and data based marketing, Moore designs, manufactures and delivers business communication products, services and solutions to customers. Moore operates in complementary marketplaces: Forms, Print Management and Related Products which includes Label Systems and Integrated Business Solutions including personalized direct marketing, statement printing and database management. The Moore Internet address is www.moore.com.

This news release contains statements relating to future results of Moore (including certain anticipated, believed, expected, and estimated results and Moore's outlook concerning future profitability, and statements as to acquisitions, additional cost savings, the generation of working capital, the elimination of unprofitable revenues and the elimination of restructuring charges by the end of the year) that are "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause the actual results to differ materially from such forward-looking statements. Factors that could cause such material differences include, without limitation, the following: the effects of paper and other raw material price fluctuations, successful execution of cross-selling, cost containment and other key strategies, the successful negotiation, execution and integration of acquisitions, the ability to renegotiate or terminate unprofitable contracts, the ability to divest non-core businesses, the rate of migration from paper-based forms to digital formats, future growth rates in Moore's core business, the impact of currency fluctuations in the countries in which Moore operates, general economic and other factors beyond Moore's control, and other assumptions, risks and uncertainties described from time to time in Moore's periodic filings with securities regulators.

                                ----------------

Inquiries from analysts and investors should be directed to James E. Lillie, Executive Vice President Operations, at Moore Corporation at (203) 406-3711.


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